FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

Name and Address of Company:

JED Oil Inc.

2600, 500 – 4th Avenue S.W.

Calgary, Alberta

T2P 2V6

ITEM 2

Date of Material Change:

The material change occurred on September 24, 2005.

ITEM 3

News Release:

A news release was issued on November 14, 2005 via Business wire (including CNN Matthews).

ITEM 4

Summary of Material Change:

On November 14, 2005, JED Oil Inc. announced the appointment of Justin Yorke to its Board of Directors.  JED Oil Inc. further announced that Mr. Yorke has agreed to serve as Chairman of the Audit Committee.  In conjunction with the appointment of Mr. Yorke, JED Oil Inc. announced William Sliney’s resignation from the Board.

ITEM 5

Full Description of Material Change:

On November 14, 2005, JED Oil Inc. announced the appointment of Justin Yorke to its Board of Directors.  JED Oil Inc. further announced that Mr. Yorke has agreed to serve as Chairman of the Audit Committee.  Mr. Yorke has been an equity fund manager and senior financial analyst for private Swiss banks and investment funds as well as regional Asian investment bank and has served on the investment committees and boards of companies in Asia and the United States.

In conjunction with the appointment of Mr. Yorke, JED Oil Inc. announced William Sliney’s resignation from the Board and expressed appreciation for his contributions during his term as director.

Complete details are available at www.sedar.com.

ITEM 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7

Omitted Information:

Not applicable.

ITEM 8

Executive Officers:

Reg Greenslade, Chairman and Bruce Stewart, CFO are knowledgeable about the material change set forth herein and can be reached at (403) 537-3250 (telephone).

ITEM 9

Date of Report:

November 22, 2005.

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